Matthew P. Dubofsky	VIA EDGAR CORRESPONDENCE FILING
(720) 566-4244
mdubofsky@cooley.com

December 27, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                               Letter dated December 23, 2011 related to Allos Therapeutics, Inc.’s Form 10-K for the fiscal year ended December 31, 2010 filed on March 3, 2011 and Form 10-Q for the quarterly period ended September 30, 2011 filed on November 3, 2011.

File No. 000-29815

Dear Mr. Rosenberg:

Reference is made to the letter dated December 23, 2011 (the “Comment Letter”) to David C. Clark, Vice President, Finance and Treasurer of Allos Therapeutics, Inc. (the “Company”), setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the quarterly period ended September 30, 2011, referenced above.

On behalf of our client, Allos Therapeutics, Inc., we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference between Mr. Clark and the Staff on December 22, 2011. The Company will provide a response to the Comment Letter by January 18, 2012.

Please contact me by telephone at 720-566-4244 if you have any questions or concerns. Thank you for you time and consideration.

Very truly yours,

/s/ Matthew P. Dubofsky

Matthew P. Dubofsky

cc:	Paul L. Berns, Allos Therapeutics, Inc.
David C. Clark, Allos Therapeutics, Inc.
Marc H. Graboyes, Allos Therapeutics, Inc.
Rebecca Hofer, Allos Therapeutics, Inc.
Brent D. Fassett, Cooley LLP
Sasha Parikh, Securities and Exchange Commission
Gus Rodriguez, Securities and Exchange Commission

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